SEC ... ISSION

06004072

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66524

AB 3/16/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longstreet Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Tower Crescent Drive 14th Floor
(No. and Street)

Vienna (City) Va (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Marte, CPA 732-817-9010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPA's, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive (Address) Reston (City) Va (State) 20191-4346 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/25

OATH OR AFFIRMATION

I, Rafael Marte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longstreet Capital Partners, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

LONGSTREET CAPITAL PARTNERS, INC.

VIENNA, VIRGINIA

December 31, 2005

CONTENTS

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report

To the Board of Directors
Longstreet Capital Partners, Inc.
Vienna, Virginia

We have audited the accompanying statement of financial condition of Longstreet Capital Partners, Inc. as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the fourteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longstreet Capital Partners, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the fourteen months then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2006

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENT OF FINANCIAL CONDITION

LONGSTREET CAPITAL PARTNERS, INC.

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash		$ 25,317
	TOTAL CURRENT ASSETS	25,317
PROPERTY AND EQUIPMENT		
Office equipment, net of accumulated depreciation of $958		1,542
		$ 26,859

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses		$ 4,000
	TOTAL CURRENT LIABILITIES	4,000
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		37,680
Accumulated deficit		(15,821)
		22,859
		$ 26,859

See notes to financial statements.

STATEMENT OF INCOME

LONGSTREET CAPITAL PARTNERS, INC.

Fourteen Months Ended December 31, 2005

INCOME		$ 33,600
EXPENSES		
Professional fees		29,596
Licenses and permits		4,159
Rent		2,000
Office expense		1,126
Depreciation		583
Insurance		380
Dues		300
Taxes		46
	TOTAL EXPENSES	38,190
	NET LOSS	$(4,590)

See notes to financial statements.

STATEMENT OF STOCKHOLDER'S EQUITY

LONGSTREET CAPITAL PARTNERS, INC.

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, NOVEMBER 1, 2004	$ 1,000	$ 27,680	$(11,231)	$ 17,449
Additional paid-in capital	0	10,000	0	10,000
Net loss for the fourteen months	0	0	(4,590)	(4,590)
BALANCE, DECEMBER 31, 2005	$ 1,000	$ 37,680	$(15,821)	$ 22,859

See notes to financial statements.

STATEMENT OF CASH FLOWS

LONGSTREET CAPITAL PARTNERS, INC.

Fourteen Months Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(4,590)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	583
Effect of changes in income and expense accruals:	
Accrued expenses	4,000
NET CASH USED IN OPERATING EXPENSES	(7)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,000
NET INCREASE IN CASH	9,993
Cash, beginning of period	15,324
CASH, END OF YEAR	$ 25,317

SUPPLEMENTAL DISCLOSURES

Noncash investing and financing activities: None.

See notes to financial statements.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Longstreet Capital Partners, Inc. (the Corporation) is a registered NASD broker-dealer that provides investment banking services in connection with its affiliate, Longstreet Partners, LLC. The Corporation does not have custody of client accounts. The Corporation's registration as a broker-dealer with the SEC became effective on November 2, 2004. As required by the SEC these financial statements are for the fourteen months ended December 31, 2005.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses. There were no customer securities traded during the fourteen months ended December 31, 2005. Consulting services are recognized as services are provided.

The Corporation qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by NASD regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2005.

Allowance for bad debts on accounts receivable is made in amounts required to maintain adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined that payment will not be received. At year end, the allowance is evaluated by management based on review of the accounts receivable. There were no accounts receivable at December 31, 2005.

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method for book purposes and the accelerated method for tax purposes over an estimated useful life of 5 years for office equipment. Depreciation expense for the period totaled $583.

NOTE B - INCOME TAXES

The Corporation has elected to be taxes as an S Corporation. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the stockholders.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors at December 31, 2005.

NOTE D - RELATED PARTY TRANSACTIONS

The Corporation has a lease agreement with its affiliate, Longstreet Partners, LLC for shared office space. The agreement is term is month-to-month basis. Monthly rental payments of $400 are stipulated in the lease agreement. Rent paid to the Corporation to its affiliate under this agreement totaled $2,000 for the period ended December 31, 2005.

Longstreet Partners, LLC also provides business consulting to the Corporation. Amounts paid for these services totaled $12,500 for the period.

NOTE E - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater. The Corporation's aggregate indebtedness to net capital ratio was 1 to 5.3. As of December 31, 2005, the Corporation had net capital as defined of $21,317, which was $16,317 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

LONGSTREET CAPITAL PARTNERS, INC.

VIENNA, VIRGINIA

December 31, 2005

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report
On Other Financial Information

To the Board of Directors
Longstreet Capital Partners, Inc.
Vienna, Virginia

We have audited the accompanying financial statements of Longstreet Capital Partners, Inc. as of and for the fourteen months ended December 31, 2005 and have issued our report thereon dated February 14, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2006

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

LONGSTREET CAPITAL PARTNERS, INC.

December 31, 2005

Total stockholder's equity		$ 22,859
Deduct: Non-allowable assets		(1,542)
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL	$ 21,317

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

LONGSTREET CAPITAL PARTNERS, INC.

December 31, 2005

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Longstreet Capital Partners, Inc. for the year ended December 31, 2005.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Longstreet Capital Partners, Inc.
Vienna, Virginia

In planning and performing our audit of the financial statements of Longstreet Capital Partners, Inc. (the Corporation) for the fourteen months ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2006

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

LONGSTREET CAPITAL PARTNERS, INC.

December 31, 2005

The Corporation qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See auditor's report on other financial information.